Exhibit 1.U1

Forge Group, Inc. Reports Full Year 2023 Results

BETHESDA, Maryland, May 3, 2024 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC Pink: FIGP), a specialist commercial auto insurance business, recently announced its financial results for the twelve months ended December 31, 2023. For additional information, please refer to the Company’s 2023 Annual Report on Form 1-K.

The Company has provided certain selected financial data in the table below for (i) the six months ended December 31, 2023 (“2H23”) and 2022 (“2H22”), respectively and (ii) the twelve months ended December 31, 2023 (“2023”) and 2022 (“2022”), respectively:

Selected Financial Data

	For the 6 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(audited)	(audited)

Gross premiums written	11,664	7,451	20,210	12,150
Net premiums written	11,071	7,103	18,949	11,525

Net premiums earned	8,294	5,028	15,009	9,402
Underwriting income (loss) [1]	(315)	(1,041)	(2,080)	(2,839)
Operating income (loss) before income taxes [2]	435	(341)	(605)	(1,682)

Operating ratios
Loss ratio [3]	41.1%	44.1%	50.6%	48.0%
Expense ratio [4]	62.7%	76.6%	63.2%	82.2%
Combined ratio [5]	103.8%	120.7%	113.9%	130.2%
Less: Investment ratio [6]	-9.0%	-13.9%	-9.8%	-12.3%
Operating ratio [7]	94.8%	106.8%	104.0%	117.9%

Adjusted book value per common share equivalent [8]			$19.76	$19.79
Adjusted tangible book value per common share equivalent [9]			$17.46	$17.44

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned. See Exhibits for more detail.

2.

Operating income (loss) before income taxes is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items which relate primarily to the conversion and related transactions. See Exhibits for more detail.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

2H23 financial highlights include:

●

Premium revenue. Gross premiums written were $11.7 million in 2H23, an increase of 56.5% compared to 2H22. Net premiums written were $11.1 million in 2H23, an increase of 55.9% compared to 2H22. Net premiums earned were $8.3 million in 2H23, an increase of 65.0% compared to 2H22.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 41.1% in 2H23 compared to 44.1% for 2H22.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 62.7% in 2H23, which represents a decline of 13.8% compared to 2H22. Our expense ratio was negatively impacted by a one-time write-off of legacy accounts receivable made in connection with our transition to a new policy administration technology system, which increased our 2H23 expense ratio by 4.0%.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. Our combined ratio was 103.8% in 2H23, which represents a decline of 16.9% compared to 2H22.

o	Underwriting income (loss). We reported an underwriting loss of $315 thousand in 2H23 compared to an underwriting loss of $1.0 million in 2H22. This represents an improvement of $726 thousand.

●

Operating ratio. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 2H23 compared to 2H22 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit. Our operating ratio was 94.8% in 2H23, which represents a decline of 12.0% compared to 2H22.

o

Operating income (loss) before income taxes. We reported a pre-tax operating profit of $435 thousand in 2H23 compared to a pre-tax operating loss of $341 thousand in 2H22. This represents an improvement of $775 thousand.

2023 financial highlights include:

●

Premium revenue. Gross premiums written were $20.2 million in 2023, an increase of 66.3% compared to 2022. Net premiums written were $18.9 million in 2023, an increase of 64.4% compared to 2022. Net premiums earned were $15.0 million in 2023, an increase of 59.6% compared to 2022.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 50.6% in 2023 compared to 48.0% for 2022.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 63.2% in 2023, which represents a decline of 19.0% compared to 2022. Our expense ratio was negatively impacted by a one-time write-off of legacy accounts receivable made in connection with our transition to a new policy administration technology system, which increased our 2023 expense ratio by 2.2%.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines. As a reminder, a lower combined ratio is better and our intermediate-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. Our combined ratio was 113.9% in 2023, which represents a decline of 16.3% compared to 2022.

o	Underwriting income (loss). We reported an underwriting loss of $2.0 million in 2023 compared to an underwriting loss of $2.8 million in 2022. This represents an improvement of $760 thousand.

●

Operating ratio. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 2023 compared to 2022 as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our near-term goal is to generate an operating ratio below 100%, thereby producing an operating profit. Our operating ratio was 104.0% in 2023, which represents a decline of 13.9% compared to 2022.

o

Operating income (loss) before income taxes. We reported a pre-tax operating loss of $605 thousand in 2023 compared to a pre-tax operating loss of $1.7 million in 2022. This represents an improvement of $1.1 million.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $19.76 as of December 31, 2023, which represents a decline of 0.2% compared to December 31, 2022, the starting point for the full year 2023. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $17.46 as of December 31, 2023, which represents an increase of 0.1% compared to December 31, 2022, the starting point for the full year 2023. The nominal change in adjusted book value per share and adjusted tangible book value per share over the last 12 months is consistent with our goal of minimizing erosion in our per-share net worth while we scale and reach sustainable profitability.

The Company commented:

2023 was another transformational year for Forge. With the mutual-to-stock conversion and related transactions in the rearview mirror, the Forge team was hard at work executing our long-term business plan. In mid-2023, we successfully launched our new fully integrated digital insurance operating platform. As of year-end 2023, all our “legacy” business (e.g., policies, claims, etc.) had been converted to the new platform. This project was a major undertaking, and the Forge team displayed incredible resilience and focus. Since the launch of the new platform, we have seen considerable productivity gains – and we believe we are in the early innings of realizing a return on this investment. Toward the end of 2023, we began the rollout of our digital agent portal (Forge FIRE). The agent portal will make it easy for our distribution partners to quote business with Forge, allow us to “activate” a large pool of contracted distribution partners, and will be particularly helpful as we focus on growing in the “small business class” segment in 2024.

We continued to increase the number of individual insurance agencies with which we have a distribution contract (“contracted distribution partners”) during 2023. The number of contracted distribution partners is an important metric that we track, as we believe it is a good leading indicator for prospective policy application submissions and, in turn, premium revenue. As we have grown our force of contracted distribution partners, we have worked to convert new contracted distribution partners to “active distribution partners”. We define “active distribution partners” as those agencies that have submitted business that has been written by the Company. In 2023, we had 136 active distribution partners, compared to 54 active distribution partners in 2022, which represents an increase of 152%.

We expect the growth in the number of active distribution partners will continue to drive growth in premium revenue, as it did in 2023. During 2023, we generated gross premiums written of $20.2 million, which represents an increase of $8.0 million, or 66.3%, compared to 2022. Pursuant to GAAP, written premium is earned ratably over the term of the policy contract; however, this metric (written premium) provides a helpful indicator as to the increase in our overall business production in 2023. In short, we have meaningfully expanded the “top of the funnel” and expect the growth in business production to continue.

Importantly, our loss ratio remained well within our long-term targets and well-below that of the U.S. commercial auto industry generally. Our loss ratio for 2023 was 50.6% compared to that of the U.S. commercial auto industry of approximately 80%. We believe our two-pronged strategy (operating in certain selected states and certain selected business class segments) is sound and sustainable and, coupled with our evolving product sophistication, will allow us to continue to deliver loss ratios within our long-term targets.

In 2023, we made considerable progress toward reaching our first financial “milestone”, which is profitability on a pre-tax operating basis (i.e., an operating ratio of below 100%). We continue to focus on leveraging our fixed costs through profitable premium growth. Our expense ratio was 63.2% in 2023 compared to 82.2% in 2022, which represents a decline of 19.0%. We generated a pre-tax operating loss of $605 thousand in 2023 compared to a pre-tax operating loss of $1.7 million in 2022, which represents an improvement of $1.1 million. We generated a pre-tax operating profit of $435 thousand in 2H23 compared to a pre-tax operating loss of $341 thousand in 2H22, which represents an improvement of $775 thousand. Because we are a small company at this stage, our loss ratio, which is an important driver of our overall profitability, is less predictable, particularly over shorter measurement periods (e.g., 6 months). However, we are pleased to report that, due to the work done over the past 24 months, we have made tangible progress toward reaching our first financial “milestone” of sustainable operating profitability.

During 2023, we repurchased 6,768 of our outstanding shares of common stock at a price of $10.35 per share. Additionally, in December 2023, our Board of Directors approved a stock repurchase plan pursuant to which we may repurchase up to $1,000,000 of our outstanding shares of common stock during 2024 (the “2024 Stock Repurchase Plan”). Pursuant to our 2024 Stock Repurchase Plan, on February 27, 2024, we repurchased 16,000 of our outstanding shares of common stock at a price of $8.75 per share. Share repurchases at these prices are accretive to our adjusted book value per share, which was $19.76 as of December 31, 2023, and, we believe, per-share value. As a reminder, insiders, affiliates, and our employee stock ownership plan (the “ESOP”) beneficially owned approximately 66% of our shares as of December 31, 2023.

In conclusion, we are very proud of the progress we made in 2023 and are excited to report financial results that are consistent with our long-term plan. We expect 2024 to be another exciting year for Forge and look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. (the “Company”, “we”, or “Forge”) is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Investor Relations Contact

Patrick Bracewell, Chairman & CEO

pbracewell@forgeinsurance.com

Exhibits

Exhibit 1: Summary Income Statement

The “Summary Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Earnings and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, net realized and unrealized gains (losses) on investment securities, and certain non-recurring items (primarily related to the Company’s conversion, offering and related transactions).

	For the 6 months ended		For the 12 months ended
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
(dollars in thousands)	(unaudited)	(unaudited)	(audited)	(audited)

Net premiums earned	8,294	5,028	15,009	9,402

Losses and loss adjustment expenses	3,405	2,219	7,597	4,511

Policy acquisition costs and other operating expenses	4,581	3,579	8,822	7,011
Related party commissions	(0)	-	(0)	410
Lease expense	103	195	209	282
Sublease income	(84)	(92)	(166)	(140)
Depreciation and amortization (excl. real estate) [1]	134	164	267	273
Service fee and other income (expense)	469	4	359	(106)
Underwriting expenses	5,204	3,850	9,492	7,731

Underwriting gain (loss)	(315)	(1,041)	(2,080)	(2,839)
Net investment income	749	700	1,474	1,157
Operating income (loss) before income taxes	435	(341)	(605)	(1,682)
Net realized and unrealized gains (losses) [2]	(724)	(105)	(245)	(1,973)
Income (loss) from real estate operations [3]	70	(89)	(14)	(176)
Non-recurring items [4]	-	(5)	-	(7,653)
Income (loss) before income taxes	(219)	(539)	(865)	(11,485)
Income tax expense (benefit)	(224)	259	(254)	636
Net income (loss)	5	(798)	(611)	(12,121)
Net loss (gain) attributable to noncontrolling interest	13	(3)	7	13
Net income (loss) attributable to Forge Group, Inc.	19	(801)	(604)	(12,108)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) real estate operating expenses, and (iv) interest expense.

4.

Includes items related to the conversion and related transactions (policyholder dividend and settlement loss on acquisition) and gain on extinguishment of related party loan related to Paycheck Protection Program.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	June 30,	December 31,	June 30,	December 31,
(dollars in thousands except for per-share items)	2022	2022	2023	2023

Calculation of Numerators
Total equity	47,495	45,932	45,504	45,874
Less: Noncontrolling interest	(705)	(708)	(713)	(700)
GAAP book value	46,791	45,224	44,791	45,174
Less: Accumulated other comprehensive (income) loss (AOCI)	1,993	2,810	2,644	2,152
GAAP book value excluding AOCI	48,783	48,035	47,434	47,326
Add: Theoretical proceeds from exercise of options [1]	1,800	1,800	2,014	1,228
Add: Non-GAAP real estate adjustments, net [2]	3,217	3,663	3,834	3,828
Adjusted book value (numerator)	53,800	53,497	53,283	52,383
Less: Goodwill and other intangibles	(6,507)	(6,343)	(6,210)	(6,076)
Adjusted tangible book value (numerator)	47,293	47,154	47,073	46,307

Calculation of Denominator
Common shares outstanding	2,050	2,050	2,050	2,050
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458	458
Common shares underlying restricted stock awards outstanding [4]	15	15	30	23
Common shares issuable upon exercise of outstanding options [5]	180	180	200	120
Common share equivalents (denominator)	2,703	2,703	2,738	2,652

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$19.90	$19.79	$19.46	$19.76
Adjusted tangible book value per common share equivalent [7]	$17.49	$17.44	$17.19	$17.46

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	June 30,	December 31,	June 30,	December 31,
(dollars in thousands)	2022	2022	2023	2023

Real estate held for the production of income, net	30,539	30,181	29,849	29,543
Add: Leases in place	2,916	2,767	2,635	2,512
Add: Deferred rent [1]	2,120	2,215	2,294	2,356
Real assets (GAAP)	35,575	35,164	34,779	34,411
Add: Accumulated depreciation [2]	4,905	5,288	5,620	5,926
Add: Accumulated amortization [3]	1,915	2,064	1,950	1,652
Less: Deferred rent	(2,120)	(2,215)	(2,294)	(2,356)
Real assets (Non-GAAP) [4]	40,275	40,300	40,054	39,633

Notes payable, net (GAAP)	27,249	26,961	26,650	26,325
Add: Unamortized finance costs	1,216	1,168	1,121	1,074
Notes payable (Non-GAAP) [5]	28,465	28,129	27,771	27,399

Net real assets (Non-GAAP) [6]	11,811	12,171	12,283	12,234
Less: Net real assets (GAAP) [7]	(8,325)	(8,203)	(8,129)	(8,086)
Non-GAAP adjustments [8]	3,485	3,968	4,154	4,148
Less: Noncontrolling interest [9]	(268)	(306)	(320)	(319)
Non-GAAP real estate adjustments, net	3,217	3,663	3,834	3,828

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.